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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 25 Commercial and 20 Executive Jets in 3Q17

São Paulo, Brazil - October 10, 2017 – During the third quarter of 2017 (3Q17), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 25 jets to the commercial aviation market and 20 jets to the business aviation market, of which 13 were light jets and seven were large jets.

On September 30, Embraer’s firm order backlog totaled USD 18.8 billion, above the USD 18.5 billion of the previous quarter.

See the details below:

Deliveries by Segment	3Q17	2017 (annual)

Commercial Aviation	25	78
EMBRAER 175 (E175)	18	65
EMBRAER 190 (E190)	5	7
EMBRAER 195 (E195)	2	6

Executive Jets	20*	59
Light jets	13	40
Large jets	7	19

TOTAL	45	137

* 4 Phenom 100, 9 Phenom 300, 2 Legacy 450, 1 Legacy 500 and 4 Legacy 650

The main highlights of this period were the sales announcements for SkyWest, which represent a cumulative order of 45 new aircraft and were included in Embraer's backlog for 3Q17. In September, the company announced an order for 25 E-Jets worth USD 1.1 billion, based on current list prices. All aircraft are scheduled to be delivered in 2018. Later, in the beginning of October, the company announced a second firm order from SkyWest for 20 additional E-Jets, with a value of USD 914 million, based on current list prices

.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	**191**	**190**	**1**
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	17	1
NAC / Jetscape (EUA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Equator)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	**578**	**486**	**92**
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Belavia (Belarus)	1	-	1
NAC / Aldus (Ireland)	-	-	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	64	60	4
CIT (USA)	4	4	-
Suzuyo (Japan)	11	8	3
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	10	23
NAC / Jetscape (USA)	4	4	-
KLM (The Netherlands)	17	10	7
Mesa (USA)	7	7	-
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	117	117	-
Royal Jordanian (Jordan)	2	2	-
Skywest (USA)	149	104	45
TRIP (Brazil)	5	5	-
United Airlines (USA)	65	60	5

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	**168**	**160**	**8**
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	3	2	1
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	14	6
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Jetscape (USA)	2	2	-
NAC	1	-	1
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	**100**	**-**	**100**
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	**80**	**-**	**80**
Air Costa (India)	25	-	25
Aircastle (USA)	12	-	12
Aercap (Ireland)	23	-	23
ICBC (China)	10	-	10
Hainan (China)	2	-	2
Wideroe (Norway)	3	-	3
Kalstar (Indonesia)	5	-	5

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	**105**	**-**	**105**
Air Costa (India)	25	-	25
Aircastle (USA)	13	-	13
Aercap (Ireland)	27	-	27
Azul (Brazil)	30	-	30
Undisclosed	10	-	10

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer